UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For January 12, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

ILLEGAL SIT-IN AT KUSASALETHU MINE CONTINUES

Johannesburg, 12 January 2017: Harmony Gold Mining Company Limited (“Harmony”) advises that, regrettably, attempts to persuade and encourage employees participating in the illegal sit-in to return to surface at the Kusasalethu mine, near Carletonville, have not yet been successful.

Eighteen employees have been evacuated to surface as a result of ill health. The most recent evacuee has symptoms of severe fatigue and dehydration, and is being treated by Harmony’s medical personnel.

Formal demands have been received, which include payment of a special bonus, the removal of the general manager and an assurance that disciplinary action would not be pursued. Management has continued to appeal to employees to return to surface in the interests of safety and health, and to engage on the issues of concern through established processes.

Harmony CEO, Peter Steenkamp, has appealed to AMCU to continue displaying responsible leadership and to work with management to resolve the situation swiftly and safely.
Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Charmane Russell
Email: charmane@rair.co.za
+27(0) 82 372 5816 (mobile)

12 January 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 12, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director